UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           FORM 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS

   Pursuant to Section 12(b) or (g) of the Securities Exchange
                           Act of 1934


                      INTERFACE E.COM, INC.
   (Name of small business issuer as specified in its charter)

            Nevada                           88-0430739
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)         Identification Number)

                     #133-11121 Horseshoe Way
                       Richmond BC V7A 5G7
   (Address, including postal code, of registrant's principal executive offices)

                         (604)837-6238
             (Telephone number, including area code)

        Securities to be registered under Section 12 (b) of the Exchange Act: None

        Securities to be registered under Section 12 (g)
of the Exchange Act:     Common Stock, par value $0.001 per share

                        TABLE OF CONTENTS

ITEM

PART I
          NOTE REGARDING FORWARD LOOKING STATEMENTS
ITEM 1.   DESCRIPTION OF BUSINESS
ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS PLAN OF
             OPERATION
ITEM 3.   DESCRIPTION OF THE PROPERTY
ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
             MANAGEMENT
ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL
             PERSONS
ITEM 6.   EXECUTIVE COMPENSATION
ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
ITEM 8.   DESCRIPTION OF SECURITIES


PART II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON
            EQUITY AND OTHER SHAREHOLDER MATTERS
ITEM 2.   LEGAL PROCEEDINGS
ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES
ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS
ITEM 6.   GENERAL - YEAR 2000 ISSUES


PART F/S

INDEX TO FINANCIAL STATEMENTS


PART III

ITEM 1.   INDEX TO EXHIBITS

                             PART I

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements" including such statements containing the words "believes", "anticipates", "intends", expects", and words of similar import, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results or achievements of the Company to be materially different from any future results or achievements of the Company expressed or implied by such forward-looking statements. Such factors include, but are not limited to the following: the Company's limited operating history, competition, management of growth and integration, dependence on key personnel, marketing relationships, and third-party suppliers, and other risks and uncertainties described under "Description of Business - Risk Factors" in this Form 10-SB.

Interface E.com (the "Company") is voluntarily filing this Form
10-SB registration statement in order to make information concerning its business plan, including financials, as required by the Securities and Exchange Commission ("SEC") available to the public and its existing and potential investors. The Company intends to continue to file the interim and periodic reports as required under the Exchange Act of 1934, as amended ("Exchange Act"), in order to stay in compliance with the listing requirements and those of the SEC for reporting companies and publicly traded securities. It is Management's intent for the Company to be listed for trading on the OTC Electronic Bulletin Board. Under the current NASD rules, in order to become listed on the OTC Electronic Bulletin Board, a company now must be a reporting company under the Securities Act of 1934.

The Company's common stock, as of September 1, 1999, is listed on the OTC "Pink Sheets" (MRD199915339) pursuant to NASD Rule 6740 and Rule 15c2-11 under the Security and Exchange Act of 1934. The ticker symbol for the common stock is IFCM.

The Company's registered address is 711 South Carson St. Suite 4,
Carson City, Nevada 89701. The principal executive offices are located at #133-11121 Horseshoe Way, Richmond, BC V7A 567, and the phone number at that address is (604) 837-6238.

ITEM 1. DESCRIPTION OF BUSINESS

Business of the Issuer

Interface E.com (the "Company") was incorporated in the State of Nevada on March 30, 1999, for the purpose of providing internet electronic commerce ("E-commerce") consulting services to small and medium size businesses.

The Company is authorized to issue up to 25,000,000 (twenty five million) common shares, par value $0.001.

There have been no bankruptcy, receiverships, or similar proceedings by or against the Company. There has been no material reclassification, merger, consolidation, or purchase or sale of any significant asset(s).

Business Development

Though in its developmental stage, the Company has refined a business model that will provide a combination of consulting and related services to small and medium size businesses enabling them to effectively engage in E-commerce. The Company will also design and implement electronic commerce applications for their customers' Internet web-sites, with the primary focus being online shopping and business-to-business trade via the Internet. The Company has based its business model on the belief that E-commerce, via the Internet, has reached a stage at which both suppliers and buyers are equipped to execute transactions on-line, on a consistent basis, with the volume necessary to conduct a viable business environment. In addition, the market has produced hardware and application software that now allows users to conduct E-commerce transactions with relative ease while importantly maintaining effective measures of security. The Company believes consumers have been adequately educated to navigate the World-Wide-Web (Internet) and now, in general, feel comfortable shopping on-line for a wide variety of goods and services. These developments have opened the door for businesses, including this Company, to begin plying their trade via the Internet. Therein lies the strategic focus of the Company's business model.

As businesses continue to demand high quality E-commerce platforms for Internet sales, it is expected that the future demand for E-commerce specialists will rapidly increase. At present, the Company believes there is an open market for E-commerce specialists, such as this Company, who possess the abilities and resources necessary to provide small to medium size businesses, effective Internet interfacing for E-commerce solutions. An effective E-commerce specialist must have experience and direct access or support in three Internet related areas: (1) Internet service providers, (2) Web-site hosting and/or virtual hosting, and
(3) Web-page design and construction. In addition, the E-commerce specialist must be able to provide the businesses secure electronic transactions for effective trade of their goods and services.
The business model of the Company provides a specialized E-commerce team comprised of experienced Internet/software/hardware specialists and consultants that will be able to provide small and medium size businesses a wide range of effective and fully functional E-commerce solutions.

The Company's services are expected to include:

1. Complete design, construction, and/or enhancement of virtual web pages.

2. Virtual web page hosting for each of the businesses.

3. Combination of virtual web page construction and hosting operations that create an effective electronic commerce platform.

4. Continue the business relationship with each client by providing updates, edits, refitting, and promoting product lines, as well as continued expanding services as the clients business grows, or changes in E-commerce occur.

As different industries and businesses may require different levels of assistance, the Company plans to maintain its focus on customer service with each client on an individual basis. In providing its host of E-commerce services to small and medium size businesses, the Company will specifically focus on the clients' industry requirements and take into account Internet law/regulations, privacy and general security on the Internet, secure transactions, and digital authentication, as well as Internet marketing concepts and strategies.

Within its business model, the Company has developed a three-phase plan for marketing fully functional E-commerce solutions for Internet sales to small to medium size companies looking to sell their products and/or services over the Internet. In its first phase of marketing, the Company will focus on defined markets within the Northwestern United States and Southwestern Canada. The Company believes that by staying in defined areas, while in the first phase of marketing, it will increase the potential to build up a loyal clientele. In addition, it will allow the Company to create a strong reputation by providing personal and accessible service to each business, thereby further promoting the Company's success. The Company will be able to better gauge advertising success by initially operating within these defined areas. The second phase of marketing will likely include advertising and promotion to expand throughout the Northwestern United States and Southwestern
Canada region. If, and when, it becomes successful with its second phase of marketing, the Company may initiate the third phase of marketing sales that will look to expand its presence across North America, Canada, and even possibly into international sales.

The specific sales targets of the Company's marketing campaign will include small to medium size businesses within the following sectors; retail goods and services, light industry (for order placements and confirmations), industry support services (i.e. travel insurance, real estate tracking, trade services) as well as Internet advertisement providers. The Company believes targeting this market will be beneficial since the majority of the potential client base (small to medium size companies) have already identified the need for E-commerce solutions, but for a variety of reasons have not set up their company on the Internet, or have only at most set up a web-page, but have little else. Throughout its marketing campaign, the Company will focus on potential clients that have an understanding or are willing to learn more about the potential the Internet can provide. Marketing the cost of providing an E-commerce solution to potential clients, within the targeted market, will be accomplished by examining earnings potential with fully functional E-commerce operations as provided by the Company and the investment required by the client to render the services.

To date the Company has no new announcements of products or services.

Competition directly impacting the Company's business model may include, but not be limited to, companies already established as computer consulting firms, Internet service providers, web designers and hosting companies, as well as independent software consultants and engineers. Some of the largest competitors in the industry include the likes of Amazon.com, Broadvision, Inc., Sterling Commerce, Harbinger Corp., Microsoft, Peoplesoft, and USWeb Corp. These are only a few of the companies involved in E-commerce operations, and the Company recognizes several others that are already established, or are strategically positioning themselves to enter the marketplace of E-commerce. With this knowledge, the Company has directed its business model to effectively market their services to small to medium size businesses, thereby positioning the Company just below the larger competitors in the marketplace. The Company believes the strategic advantage this provides is the ability to promote the Company's business model, while providing flexibility and personal service no matter what the client's industry sector or business may be.

The Company does not rely on any one or more raw materials or raw material suppliers for the normal course of business.

The Company currently does not rely on one or a few customers to continue business nor does the Company believe such a dependency shall evolve in the future for the Company.

The Company has no patents, nor is it in the process of trying to obtain any patents at this time.

The Company is not currently subject to direct federal, state, or local regulation in the United States other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, because the Internet is becoming increasingly popular, it is possible that a number of laws and regulations may be adopted in the United States with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights, and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the use of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has indicated that it may propose legislation on this issue to Congress in the near future and has initiated action against at least one online service regarding the manner in which personal information was collected from users and provided to third parties. The adoption of such consumer protection laws could create uncertainty in Internet usage and reduce the demand for all products and services. The Company does not provide customer information to third parties and, therefore, does not anticipate any current or proposed legislation relating to online privacy to directly affect its activities to a material extent.

The Company is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption, and other intellectual property issues, taxation, libel, obscenity, and export or import matters. The vast majority of those laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could possibly create uncertainty in the Internet marketplace. That uncertainty could reduce demand for the Company's products or services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

Currently, the Company has no employees other than the principals. However, additional staff will be added, as the success of the business demands it.

Risk Factors

The business of the Company involves a number of risks and uncertainties that could cause actual results to differ materially from results projected in any forward-looking statement, or statements, made in this report. These risks and uncertainties include, but are not necessarily limited to the risks set forth below. The Company's securities are speculative and investment in the Company's securities involves a high degree of risk and the possibility that the investor will suffer the loss of the entire amount invested.

No Operating History; Potential of Increased Expenses.

The Company was organized in 1999, and has no operating history upon which an evaluation of its business and prospects can be based.

There can be no assurance that the Company will be profitable on a quarterly or annual basis. In addition, as the Company expands its business network and marketing operations it will likely need to increase its operating expenses, broaden its customer support capabilities, and increase its administrative resources.

Possible Need for Additional Financing.

It is possible that revenues from the Company's operations may not be sufficient to finance its initial operating cost to reach breakeven. If this were to occur, the Company would need to raise or find additional capital. While the Company expects to be able to meet its financial obligations for approximately the next twelve months, there is no assurance that, after such period, the Company will be operating profitably. If they are not, there can be no assurance that any required capital will be obtained on terms favorable to the Company. Failure to obtain adequate additional capital on favorable terms could result in significant delays in the expansion of new services and market share and could even result in the substantial curtailment of existing operations and services to clients.

Unpredictability of Future Revenues; Potential Fluctuations in
Quarterly Results.

As a result of the Company's lack of operating history and the emerging nature of the market in which it competes, the Company is unable to forecast its revenues accurately. The Company's current and future expense levels are based largely on its investment/operating plans and estimates of future revenue and are to a large extent based on the Company's own estimates. Sales and operating results generally depend on the volume of, timing of, and ability to obtain customers, orders for services received, and revenues therefrom generated. These are, by their nature, difficult at best to forecast.

The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall or delay. Accordingly, any significant shortfall or delay in revenue in relation to the Company's planned expenditures would have an immediate adverse affect on the Company's business, financial condition, and results of operations. Further, in response to changes in the competitive environment, the Company may from time to time make certain pricing, service, or marketing decisions that could have a material adverse effect on the Company's business, financial condition, operating results, and cash flows.

Developing Market; Acceptance of the Internet as a Medium for Commerce Just Now Being Proven.

The Company's long-term viability is substantially dependent upon the continued widespread acceptance and use of the Internet as a medium for business commerce, in terms of the sales of both products and services to businesses and individuals. The use of the Internet as a means of business sales and commerce is has only recently reached a point where many companies are making reasonable profits from their endeavors therein, and there can be no assurance that this trend will continue.

The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth. In addition, delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or increased governmental regulation could slow or stop the growth of the Internet as a viable medium for business commerce. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, accessibility and quality of service) remain unresolved and may adversely affect the growth of Internet use or the attractiveness of its use for business commerce.

The failure of the necessary infrastructure to further develop in a timely manner, or the failure of the Internet to continue to develop rapidly as a valid medium for business would have a material adverse effect on the Company's business, financial condition, operating results, and cash flows.

Unproven Acceptance of the Company's Services and/or Products.

The Company is still in its development stage. As a result, it does not know with any certainty whether its services and/or products will be accepted within the business marketplace. If the Company's services and/or products prove to be unsuccessful within the marketplace, or if the Company fails to attain market acceptance, it could materially adversely affect the Company's financial condition, operating results, and cash flows.

Dependence on Key Personnel.

The Company's performance and operating results are substantially dependent on the continued service and performance of its officer and directors. The Company intends to hire additional technical, sales, and other personnel as they move forward with their business model. Competition for such personnel is intense, and there can be no assurance that the Company can retain its key technical employees, or that it will be able to attract or retain highly qualified technical and managerial personnel in the future. The loss of the services of any of the Company's key employees or the inability to attract and retain the necessary technical, sales, and other personnel could have a material adverse effect upon the Company's business, financial condition, operating results, and cash flows.
The Company does not currently maintain "key man" insurance for any of its key employees.

Liability for Information Displayed on the Company's Internet
Web Sites.

The Company may be subjected to claims for defamation, negligence, copyright, or trademark infringement and various other claims relating to the nature and content of materials it publishes on its Internet Web site, or those set up for its clients. These types of claims have been brought, sometimes successfully, against online businesses in the past. The Company could also face claims based on the content that is accessible from its own, or its clients', Internet Web sites through links to other Web sites.

Dependence on Continued Growth in Use of the Internet.

The success of the Company's business depends, in part, on continued acceptance and growth in the use of the Internet for business commerce and would suffer if Internet usage does not continue to grow. Internet usage may be inhibited for a number of reasons, such as:

     -  Inadequate network infrastructure.
     -  Security concerns.
     -  Inconsistent quality of service.
     - Disruptions resulting from the inability of computer systems to recognize the year 2000.
     -  Lack of available cost-effective, high-speed service.
     -  The adoption of new standards or protocols for the Internet.
     -  Changes or increases in government regulation.

Online companies have experienced interruptions in their services as a result of outages and other delays occurring due to problems with the Internet network infrastructure, disruptions in Internet access provided by third-party providers or failure of third party providers to handle higher volumes of user traffic. If Internet usage grows, the Internet infrastructure or third-party service providers may be unable to support the increased demands which may result in a decline of performance, reliability or ability to access the Internet. If outages or delays frequently occur in the future, Internet usage, as well as usage of the Company's Internet Web-sites, could grow more slowly or decline.

Reliance on Other Third Parties.

The Company's and its clients' operations may depend, to a significant degree, on a number of other third parties, including but not limited to ISPs. The Company has no effective control over these third parties and no long-term contractual relationships with any of them. From time to time, the Company and/or its clients could experience temporary interruptions in their Internet Web-site connections and related communications access. Continuous or prolonged interruptions in the Internet Web-site connections or communications access would have a material adverse effect on the Company's business, financial condition and results of operations. Most agreements with ISPs place certain limits on a company's ability to obtain damages from the service providers for failure to maintain the company's connection to the Internet.

Competition.

The E-commerce solutions market in which the Company will operate is very competitive. Many competitors have substantially greater, financial, technical, marketing, and distribution resources than the Company.

In the all its markets, the Company competes against a large number of companies of varying sizes and resources. There are an increasing number of competitive services and products offered by a growing number of companies. Increased competition in any service or product area may result in a loss of a client, reduction in sales revenue, or additional price competition, any of which could have a material adverse effect on the Company's operating results. In addition, existing competitors may continue to broaden their service and/or product lines and other potential competitors may enter or increase their presence in the E-commerce, resulting in greater competition for the Company.

Most of the Company's current and potential competitors have substantially longer operating histories, larger customer bases, greater name and service recognition, and significantly greater financial, marketing, and other resources than the Company. In addition, competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as the use of the Internet and other online services increases. Many of the Company's competitors may be able to respond more quickly to changes in customer preferences/needs, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to Internet site and systems development than the Company.

It is possible that new competitors or alliances among competitors may emerge and rapidly acquire market share. Increased competition may result in reduced operating margins and/or loss of market share, either of which could materially adversely affect the Company's business, results of operations and financial condition. There can be no assurance that the Company will be able to compete successfully against current or future competitors or alliances of such competitors, or that competitive pressures faced by the Company will not materially adversely affect its business, financial condition, operating results and cash flows.

Risks of Potential Government Regulation and Other Legal
Uncertainties Relating to the Internet.

The Company is not currently subject to direct federal, state, or local regulation in the United States and Canada other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, because the Internet is becoming increasingly popular, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content, and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. The adoption of such consumer protection laws could create uncertainty in Internet usage and reduce the demand for all products and services.

In addition, the Company is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption, and other intellectual property issues, taxation, libel, obscenity, and export or import matters. It is possible that future applications of these laws to the Company's business could reduce demand for its products and services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

Because the Company's services will likely be available over the Internet in multiple states, and possibly foreign countries, other jurisdictions may claim that the Company is required to qualify to do business and pay taxes in each state or foreign country. The Company's failure to qualify in other jurisdictions when it is required to do so could subject the Company to penalties and could restrict the Company's ability to enforce contracts in those jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business may have a material adverse affect on its business, results of operations and financial condition.

Intellectual Property Rights.

As part of its confidentiality procedures, the Company expects to enter into nondisclosure and confidentiality agreements with its key employees, and any consultants and/or business partners and will limit access to and distribution of its technology, documentation, and other proprietary information.

Despite the Company's efforts to protect any intellectual property rights it may have, unauthorized third parties, including competitors, may from time to time copy or reverse-engineer certain portions of the Company's technology and use such information to create competitive services and/or products.

It is possible that the scope, validity, and/or enforceability of the Company's intellectual property rights could be challenged by other parties, including competitors. The results of such challenges before administrative bodies or courts depend on many factors which cannot be accurately assessed at this time. Unfavorable decisions by such administrative bodies or courts could have a negative impact on the Company's intellectual property rights. Any such challenges, whether with or without merit, could be time consuming, result in costly litigation and diversion of resources, and cause service or product delays. If such events should occur, the Company's business, operating results and financial condition could be materially adversely affected.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS PLAN OF OPERATION

The Company's Plan of Operation

Plan of Operation

The Company has raised a total of $50,000 in a public offering pursuant to an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933. Management does not anticipate or foresee the need raise further capital through another public offering within the next twelve months.

Result of Operations

There were no revenues from sales for the period from inception
(March 30, 1999) to September 30, 1999. The Company has sustained a net loss of $17,362, or $(0.01)per share, for the period then ended, which was due to related start-up costs and fees associated with the initial stages of implementing the Company's business plan.

Management has projected the use of the available $50,000 raised in the private placement offering over the next twelve months to be as follows:

    Executive Salaries                              $ 12,000
    Programming and Office Staff                      12,000
    Office/Warehouse Rent                              4,000
    Advertising/Internet Marketing                     8,000
    Server Parking                                     2,400
    Equipment                                          5,000
    Administration and Office Expenses                 2,000
    Legal and Accounting                               2,600
    Working Capital                                    2,000
                                                   ---------

    Total Use of Proceeds                          $  50,000
                                                   =========

As of September 30, 1999 the Company has directed the use of funds to date in the following manner:

    Bank charges                                   $     100
    Consulting                                         5,000
    Management Fees                                    3,000
    Miscellaneous                                        487
    Professional Fees                                  7,375
    Rent                                                 300
    Trust and Filing                                   1,100
                                                   ---------

    Total Expenses                                 $  17,362
                                                   =========

Total cash available to the Company as of September 30, 1999 is $34,324, after taking into account Expenses and Revenue for the period of inception March 30, 1999 to September 30, 1999. A detailed description of the costs and fees can be found in the Statement of Operations and Deficit within the audited financial statements in section F/S of this Registration Statement.

Management believes the Company can sustain its current business and business model with the present amount of cash for the next twelve months.

                 Liquidity and Capital Resources

As of September 30, 1999, the Company had $34,324 cash in the bank.
The proceeds will be used to continue to fund the Company's expenses that accrue initiating the business model set forth in this Registration Statement. That portion of the net proceeds not required for immediate expenditure may be deposited into an interest bearing account, invested in short-term treasuries, or other investments deemed prudent by the Company.

ITEM 3. DESCRIPTION OF THE PROPERTY

The Company is currently sharing the office and business premises of its President, Jon Suk, and his father, Jong Suk, at #133 - 11121 Horseshoe Way, Richmond, BC, V7A 5G7. The business premises are located in an industrial park and the offices consist of two floors encompassing a total of 1,300 sq. ft. The Company is paying a portion of the rent and expenses, which totals approximately $330 per month. There is no lease agreement in place. The premises are rented on a month to month basis from the Presidents father. His father has run an established business from the above-mentioned address since 1992. The Company believes for the short-term that this office arrangement and configuration is adequate, and will pose no conflicts for current operations of the Company.

The Company's future plans will likely require additional space as its business plan progresses. If, and when, this should occur, the Company will look into possible expansion via "satellite" offices into target markets that will be able to financially support the additional office space and manpower required.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
        MANAGEMENT

Set forth below is a list of those individuals, including any group, known to be a beneficial owner of more than five percent of any class of the Company's voting securities:

            Name and               Amount and
            Address of             Nature of           Percent
Title of    Beneficial             Beneficial          of
 Class      Owner                  Owner               Class
--------    ---------------------  ----------------    -----
Common      Jon H. Suk              400,000 Shares       20%
            121-12931 Railway Ave.
            Richmond, BC Canada
            V7E 6M5

Common      James Y. S. Suk         400,000 Shares       20%
            #804-819 Hamilton St.
            Vancouver, BC Canada
            V6B 6M2

Common      Debashis Roy            200,000 Shares       10%
            2100/1026 Panasin Condo
            Hua-mak,Ramkhamhaeng Rd.
		         Bangkok, 10240 Thailand

      All Officers and Directors  1,000,000 Shares       50%
              (3 Individuals)

There are no outstanding rights for any individual, or group, to acquire additional Shares from options, warrants, rights, conversion privilege, or similar obligations. There are no arrangements in place that would result in a change of control of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL
        PERSONS.

Each director of the Company is elected by the stockholders to a term of one (1) year and serves until his or her successor is elected and qualified. Each officer of the Company is elected by the Board of Directors to a term of one (1) year and serves until his or her successor is duly elected and qualified, or until he or she is removed from office. The Board of Directors has no nominating, auditing, or compensation committees.

The names, addresses, ages and positions of the present officers and directors of the Company are set forth below:

Name and Address                  Age         Position
----------------                  ---         --------
Jon H. Suk                        33          President, Treasurer,
121-12931 Railway Avenue                      and Director
Richmond, BC Canada V7E 6M5

James Y. S. Suk                   28          Secretary and
#804-819 Hamilton Street                      Director
Vancouver, BC Canada V6B 6M2

Debashis Roy                      26          Director
2100/1026, Panasin Condo
Hua-mak, Ramkhamhaeng Rd.
Bangkok 10240 Thailand

	Note: Jon H. Suk and James Y. S. Suk are brothers.

Each of the persons named above has held his office/position since the initial meeting of the stockholders of the Company and is expected to hold said office/position until the next annual meeting of stockholders.

Background of Officers and Directors.

Jon H. Suk has been President, Treasurer, and a Director of the Company since its inception. He attended the University of British Columbia in Vancouver and studied English literature.
In 1989 Mr. Suk devoted his full time to working as a freelance artist. Starting with airbrush design and desktop publishing he spent the next three years perfecting his techniques and skills in the fields of computer graphics and computer systems consulting. Since May 1993, Mr. Suk assembled the assets from his freelance business and Computer Synergy Pacific Inc. to create Image Factory Inc. along with his partner (and brother), James Y. S. Suk. The initial purpose of Image Factory Inc. was to operate a digital imaging pre-press studio with graphic design and systems consulting support. With the five-year goals of Image Factory having now been achieved, Mr. Suk now seeks to actively expand his involvement further into web-based E-commerce. Mr. Suk intends to split his time between Image Factory Inc. and to the business of the Company.

James Y. S. Suk has been the Secretary and Director of the Company since its inception. He attended the University of British Columbia in Vancouver and received a Bachelor of Commerce degree with a specialization in Finance in 1993. During that time he devoted a full semester to European business studies at the University of Wales, College of Swansea in Wales, United Kingdom. Since May 1993, Mr. Suk partnered with his brother, Jon H. Suk, and created Image Factory Inc. The initial purpose of Image Factory Inc. was to operate a digital imaging pre-press studio with graphic design and systems consulting support. Mr. Suk was able to complement his brother's artistic and computer skills with his own financial, marketing, and organizational skills. With the five-year goals of Image Factory being achieved, Mr. Suk now wishes to actively expand his involvement into information technology including internet E-commerce and local-area networking. Mr. Suk intends to split his time between Image Factory Inc. and to the business of the Company.

Debashis Roy has been a Director of the Company since its inception.
He is currently completing his Bachelor of Business Administration, with a major in International Business Management and a minor in Marketing, at Assumption University in Bangkok, Thailand. Since
April 1996, Mr. Roy has worked as a self-employed computer consultant developing web sites for individuals and corporations. During that time he has continued to develop his knowledge in various PC environments, different programming languages, and a number of graphic and desktop publishing programs used in web-site development. Mr. Roy intends to devote his time as needed to the business of the Company, with the possibility of his involvement becoming full-time if, and when, the Company expands its operations into Asia.

None of the Company's officers or directors is currently subject to any employment agreements with the Company. The Company presently has no pension, health, annuity, bonus, insurance, stock options, profit sharing, or similar benefit plans; however, the Company may adopt such plans in the future, subject to by its Board of Directors.

ITEM 6. EXECUTIVE COMPENSATION

Jon H. Suk the President, Treasurer, and Director and James Y. S. Suk the Secretary and Director receive nominal salaries of $500 per month. Debashis Roy will not receive compensation resulting from this private placement. Once the Company's business plans become successful and the revenues justify a salary increase, their salaries and other remuneration will be raised to that comparable to industry standards as determined by the Board of Directors. In addition at this time the Board of Directors shall determine if other Officers and/or Directors are eligible for compensation.

There are no annuity, pension, or retirement benefits proposed to be paid to Officers, Directors, or employees of the Company in the event of retirement at normal date pursuant to any presently existing plan provided or contributed to by the Company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no actual or proposed transactions to which the Company was or is to be a party to in which any Director, Executive Officer, nominee for election as Director, security holder, or any member of the immediate family of any of the aforementioned had or is to have a direct or indirect material interest.

ITEM 8. DESCRIPTION OF SECURITIES

Qualification

The following statements constitute brief summaries of the Company's Articles of Incorporation and By-Laws. Such summaries do not purport to be fully complete and are qualified in their entirety by reference to the full text of the Articles of Incorporation and By-Laws of the Company.

Common Stock

The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription, or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable, and all shares of Common Stock which are the subject of this Offering, when issued, will be fully paid for and non-assessable. Reference is made to the Company's Articles of Incorporation, By-Laws, and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of the Company's securities.
There currently no provisions in the Company's charter or By-Laws that would delay, defer, or prevent a change in control of the Company.

The Company will furnish annual financial reports to stockholders, certified by its independent accountants, and may, in its discretion, furnish non-audited quarterly financial reports.

Non-Cumulative Voting

The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

Cash Dividends

To date, the Company has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and financial position of the Company, general economic conditions, and other pertinent conditions. It is the present intention of the Company not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in the Company's business.

Preferred Stock and Debt Securities

The Company has not issued nor does it plan to issue in the foreseeable future any preferred stock or debt securities.

Transfer Agent and Registrar

The Company has appointed Transfer Online of Portland, Oregon as the Transfer Agent for its securities. They are located at 227
SW Pine Street, Portland, Oregon 97204.

Penny Stock Rules; Possible Inability to Sell in the Secondary Market. Rule 3a5-1 of the Securities Exchange Act of 1934
(the "Exchange Act") defines a "penny stock" as an equity security that is not, among other things: a) a reported security (i.e., listed on certain national securities exchanges); b) a security registered or approved for registration and traded on a national securities exchange that meets certain guidelines, where the trade is effected through the facilities of that national exchange; c) a security listed on NASDAQ; d) a security of an issuer that meets certain minimum financial requirements, i.e., "net tangible assets" in excess of $2,000,000 (if the issuer has been continuously operating for less than three years) or $5,000,000 (if the issuer has been continuously operating for more than three years), or "average revenue" of at least $6,000,000 for the last three years); or e) a security with a price of at least $5.00 per share for the transaction in question or that has a bid quotation (as defined in the Rule) of at least $5.00 per share. Under Rule 3a5-1, the Company's Common Stock offered herein falls within the definition of a "penny stock." Accordingly, trading in the Company's securities is subject to the requirements of Rule 15g-9 and
Section 15(g) under the Exchange Act. Rule 15g-9 imposes additional sales practice requirements on broker-dealers who sell non-exempt securities to persons other than established customers. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Pursuant to Section 15(g) and related Rules, brokers and/or dealers, prior to effecting a transaction in a penny stock, will be required to provide investors with written disclosure documents containing information concerning various aspects involved in the market for penny stocks as well as specific information about the penny stock and the transaction involving the purchase and sale of that stock (e.g., price quotes and broker-dealer and associated person compensation). Subsequent to the transaction, the broker will be required to deliver monthly or quarterly statements containing specific information about the penny stock. The foregoing requirements will most likely negatively affect the ability of purchasers herein to sell their shares in the secondary market.

                              Part II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON
        EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's common stock, as of September 1, 1999, was listed on the "Pink Sheets" pursuant to NASD Rule 6740 and Rule 15c2-11 under the Securities Exchange Act of 1934. The ticker symbol is IFCM. Equitrade Securities Corporation is the quotation dealer and provided the request to the OTC Compliance Unit for the right to quote the Company's common stock on the NQB Pink Sheets.

As of the date of filing this Registration Statement there is no market for the common stock, including no quoted bid or ask.

The Company intends to have their common stock listed on the over-the-counter bulletin board (OTC-BB) as soon as all the required registration and disclosure forms have been filed and approved by the appropriate agencies.

To date, the Company has issued 2,000,000 shares of its Common Stock. These include the 1,000,000 shares issued to the founders of the Company, Jon H. Suk, James Y. S. Suk, and Debashis Roy, and 1,000,000 shares which were purchased and are held by 33 shareholders, none of which hold more than 5% of the shares outstanding or are related to the Officers/Directors.

The Company is not subject to outstanding options or warrants to purchase, nor does it have securities convertible into common equity.

ITEM 2. LEGAL PROCEEDINGS

The Company is not and has not been a party to any legal proceedings, nor is the Company aware of any disputes that may result in legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Company has had no changes in and/or disagreements with its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

At inception, March 30, 1999, a total of 1,000,000 Rule 144 shares of Common Stock were sold at their par value of $0.001 per share, and issued to the Officers and Directors of the Company as compensation for their organizational and on-going services.
The 1,000,000 shares were issued as follows: Jon H. Suk (President, Treasurer, and Director) received 400,000 Common Shares; James Y. S. Suk (Secretary and Director) received 400,000 Common Shares; Debashis Roy (Director) received 200,000 Common Shares.

During April, 1999, the Company sold and issued a total of 1,000,000
(one million) of its Common Shares to 33 (thirty-three) non-affiliated, private investors for cash aggregating $50,000 in private sale transactions. The Shares were sold at a price of $0.05 per Share.
None of these shareholders hold more than 5% of the Shares. These investors were "accredited" and "non-accredited" individuals who know, or were made familiar with the Company by those knowing Jon and James Suk, as well as Debashis Roy. The Company acted on its own behalf in the underwriting, offering, and sale of these securities. There were no underwriting discounts or commissions paid. Each investor was provided with an Offering Circular and had access to all information on the Company from which to make an informed investment decision pursuant to an exemption from registration pursuant to Rule 504, Regulation D of the Securities Act of 1933.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Directors and Officers of the Company are accountable to the Company as fiduciaries, and consequently must exercise good faith and integrity in handling its affairs. Section 78.751 of the Nevada General Corporation Law provides that a corporation organized under the laws of the State of Nevada has the power to indemnify its Officers and Directors against expenses incurred by such persons in connection with any threatened, pending or completed action, suit, or proceedings, whether civil, criminal, administrative, or investigative involving such persons in their capacities as officers and directors, so long as such persons acted in good faith and in a manner which they reasonably believed to be in the best interests of the Company.

The By-Laws of the Company provide for indemnification to officers and directors to the fullest extent permitted under Nevada law; however, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 6. GENERAL- YEAR 2000 ISSUES

The Company is certain that all aspects of the year 2000 Issue affecting the Company have been resolved, including computer-related systems within the Company and with its direct suppliers. Apple Macintosh computers have been Y2K compliant since their inception. As all internal systems are Apple-based, as is the Company's off-site web server, exposure to Y2K-related risks have been minimized. However, secondary suppliers, not critical to the operation of the Company may not have mitigated their exposure to risks associated with the Y2K Issue inherent in general business. It would be extremely difficult to eliminate all exposure to risk amongst its secondary suppliers, clients, and other parties that may interact with the Company whom do not have similar computer environments or have properly executed their respective Y2K compliance efforts.


                               PART F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below:

Independent Auditors' Report, dated October 13, 1999.
Balance Sheet as of September 30, 1999.
Statement of Operations and Deficit for the Period from Incorporation
  (March 30, 1999) to September 30, 1999.
Statement of Cash Flows for the Period from Incorporation (March 30,
  1999) to September 30, 1999.
Statement of Stockholders Equity for the Period from Incorporation
  (March 30, 1999) to September 30, 1999.
Notes to Financial Statements.

                            AUDITORS' REPORT

To the Shareholders of Interface E.Com, Inc.

We have audited the balance sheet and statement of stockholders' equity of Interface E.Com, Inc. as of September 30, 1999 and the statements of operations and cash flows for the period from the date of incorporation on March 30, 1999 to September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada, which are in substantial agreement with those in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly. In all material respects, the financial position and stockholders' equity of the Company as at March 30, 19999 to September 30, 1999 in accordance with generally accepted accounting principles in the United States of America.


By: /s/ De Visser and Company
CHARTERED ACCOUNTANTS


Vancouver, British Columbia
October 13, 1999

                         INTERFACE E.COM, INC.
                             BALANCE SHEET
			      As at September 30, 1999



                             ASSETS

Current

Cash                                             $  34,324
                                                 =========


                           LIABILITIES

Current

Accounts Payable                                 $     400
                                                 =========

                       STOCKHOLDERS' EQUITY

COMMON STOCK
  Authorized: 25,000,000 common
  shares, par value $0.001 per share
  Issued: 2,000,000 common shares                $   2,000
  Additional paid-in capital                        49,000
  Accumulated deficit                              (17,076)
                                                 ---------
                                                    33,924
                                                 ---------
                                                 $  34,324
                                                 =========


Approved by the Director:


By: /s/ James Suk
       ---------------------------------------
       James Suk, Secretary and Director


        See accompanying notes to the financial statements

                       INTERFACE E.COM, INC.
                STATEMENT OF OPERATIONS AND DEFICIT
                 For the Period from Incorporation
              on March 30, 1999 to September 30, 1999

REVENUE
Interest income                                  $    286
                                                 --------
EXPENSES
Bank charges                                          100
Consulting                                          5,000
Management fees                                     3,000
Miscellaneous                                         487
Professional fees                                   7,375
Rent                                                  300
Trust and filing                                    1,100
                                                 --------
                                                   17,362
                                                 --------
LOSS FOR THE PERIOD                             $ (17,076)
                                                =========

LOSS PER SHARE                                    $(0.01)
                                                 ========

       See accompanying notes to the financial statements

                     INTERFACE E.COM, INC.
                    STATEMENT OF CASH FLOWS
                 For the Period from Incorporation
               on March 30, 1999 to September 30, 1999

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVIIES
Net loss for the period                          $   (17,076)
Adjustment to reconcile net loss
To cash provided by operations:

  Accounts payable                                       400
                                                 -----------
                                                     (16,676)

FINANCING ACTIVITY
Proceeds from the issuance
of common stock                                       51,000
                                                 -----------


NET CASH PROVIDED DURING THE PERIOD                   34,324
CASH-BEGINNING OF PERIOD                                   0
CASH-END OF PERIOD                               -----------
                                                 $    34,324
                                                 ===========


        See accompanying notes to the financial statements

                      INTERFACE E.COM INC.
              STATEMENTS OF STOCKHOLDERS' EQUITY
           For the Period Incorporation on March 30, 1999
                     to September 30, 1999

                                                             Total
            Common        Additional       Accumulated    Stockholders'
             Stock       Paid-in Capital      Deficit        Equity
            ---------    ---------------    -----------    ------------

Share issued  $ 2,000       $ 49,000                --       $  51,000

Net loss           --             --           (17,076)        (17,076)
            ---------    ---------------    -----------    ------------
Balance
September 30,
1999          $ 2,000       $ 49,000         $ (17,076)      $  33,924
            =========    ===============    ===========    ============




          See accompanying notes to the financial statements

                            INTERFACE E.COM, INC.
                     NOTES TO THE FINANCIAL STATEMENTS
                     For the Period from Incorporation
                   on March 30, 1999 to September 30, 1999

1. THE CORPORATION AND ITS BUSINESS

   Interface E.Com, Inc. was incorporated in the State of Nevada, United States of America on March 30, 1999 under the Nevada Revised Statutes, Chapter 78, Private Companies.

   The Company has offices in Vancouver, British Columbia, Canada. The Company is presently being organized to engage in any lawful activity. No going concern business activity had started as of the date of these financial statements.

2. SUMMARY OF SIGNIFICANT ACCOOUNTING PRINCIPLES

   These financial statements have been prepared in the United States of America Generally Accepted Accounting Principles.

3. SHARE CAPITAL

   Authorized

    The authorized capital stock consists of 25,000,000 shares of common stock with par value of $0.001.

  Issued

  2,000,000 shares of common stock have been issued for $51,000;
  1,000,000 shares were issued at $0.001 per share ($1,000); and the balance of 1,000,000 shares were issued at $0.05 per shares
  ($50,000).

                                PART III

ITEM 1.  INDEX TO EXHIBITS

EXHIBIT NO.
------------
EX-3.(i)   ARTICLES OF INCORPORATION
EX-3.(ii)  BY-LAWS
EX-27      FINANCIAL DATA SCHEDULE


                           SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                               INTERFACE E.COM, INC.

Date: November 29, 1999         By:  /s/  Jon Suk
      -----------------        --------------------------------
                                Jon Suk, President, Treaurer,
                                         and Director

Date: November 29, 1999         By:  /s/  James Suk
      -----------------        -------------------------------
                                James Suk, Secretary and Director